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                                                                     EXHIBIT 2.5

                                   CYRK, INC.

                                          December 20, 2002

Simon Worldwide, Inc.
1888 Century Park East
Suite 222
Los Angeles, CA

Ladies and Gentlemen:

         Based on our recent discussions, this letter will summarize our agreement regarding Simon Worldwide, Inc.'s ("Simon") obligation to guarantee Cyrk, Inc.'s ("Cyrk") obligations to Winthrop Resources Corporation and its affiliates (collectively, "Winthrop") including, without limitation, pursuant to Cyrk's lease agreement with Winthrop dated November 20, 2001(the "Winthrop Lease").

         1. Background. Simon had previously arranged for its lender, City National Bank, to issue a standby letter of credit of up to $4.2 million in favor of Winthrop. Winthrop may draw upon this letter of credit if Cyrk defaults under the Winthrop Lease. Cyrk had previously arranged for its lender, Citizens Bank, to issue a so-called "back stop" standby letter of credit of up to $500,000 in favor of City National Bank. This letter of credit is security for the $4.2 million letter of credit and may be drawn upon by City National Bank if Winthrop draws upon the $4.2 million letter of credit. Simon also has pledged $3.7 million in restricted cash to City National Bank as security for the $4.2 million letter of credit.

         Cyrk has represented to Simon that it is suffering substantial financial difficulties and, if Simon signs this letter, Cyrk will receive a $2.5 million equity infusion.

         2. Cash Payment Option. For a period commencing as of the date hereof and ending 120 days from the date hereof, Cyrk shall have the option to pay Simon $1.5 million in immediately available funds in exchange for Simon's agreement to apply Simon's $3.7 million of restricted cash as follows: first, to Cyrk's obligations under the Winthrop Lease; and second, with any remaining proceeds to be turned over to Cyrk. No portion of Cyrk's $2.3 million subordinated note shall be reinstated as a result of the consummation of the transactions contemplated by this letter.

         3. Simon's Conditions. Simon's agreement in paragraph 2 is expressly conditioned upon the full satisfaction of the following:

                  (a) Cyrk's and its subsidiaries' agreement to release Simon and its subsidiaries and their respective directors, officers, employees, consultants, agents, attorneys and affiliates from all claims, demands,

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                           causes of action and liabilities of every kind and
                           nature, known or unknown, suspected or unsuspected, except for Cyrk's right under paragraph 5 of the March 12, 2002 settlement agreement between Simon and Cyrk to share in the recovery by Simon in any malpractice claim, if any, brought against the law firm that advised Simon and Tonkin, Inc. with respect to the Dale Jenkins matter;

                  (b) Simon shall have no further liability or obligation to Winthrop as a guarantor of Cyrk's obligations to Winthrop or otherwise arising out of the Winthrop Lease;

                  (c) Cyrk's representations to Simon regarding its business and financial condition, including without limitation the financial information previously provided by Cyrk to Simon, shall be true and correct in all material respects, and, for a period of one month from the effective date of this letter, Simon and its representatives shall be permitted full access, during normal business hours, to Cyrk's employees, accountants, attorneys, books, records and documents in order to confirm the same;

                  (d) No consent, filing or authorization of any governmental authority or third party (including Cyrk's bank) shall be required for Cyrk to complete the transactions contemplated by this letter, other than any consent, filing or authorization which has been obtained and is in full force and effect;

                  (e) No consent, filing or authorization of any governmental authority or third party (including Simon's bank) shall be required for Simon to complete the transactions contemplated by this letter, other than any consent, filing or authorization which has been obtained and is in full force and effect;

                  (f) The $500,000 Citizens Bank letter of credit shall remain in full force and effect until such time as the condition in paragraph 3(b) has been satisfied; and

                  (g) The execution and delivery by Simon, Cyrk and its subsidiaries of definitive documentation, reasonably satisfactory to Simon and its counsel, evidencing the transactions contemplated by this letter.

         The condition in paragraph 3(b) may be satisfied simultaneously with Cyrk exercising its payment option under paragraph 2. No waiver of any condition shall be effective unless it is in a writing signed by Simon.

         4. Non-Disclosure. Without the prior written approval of Simon, Cyrk will not disclose or discuss this letter, its existence or its terms and conditions, to or with any persons

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other than its attorneys, accountants, financial advisors, financing sources and executives as may be required to know the same in implementing the provisions of this letter. Without the prior written approval of Cyrk, Simon will not disclose or discuss this letter, its existence or its terms and conditions, to or with any persons other than its attorneys, accountants, financial advisors, financing sources and executives as may be required to know the same in implementing the provisions of this letter; provided, however, Simon may disclose this letter and its terms and conditions to the extent required by federal securities law.

         If the foregoing terms and conditions are acceptable, so indicate by signing and dating both of the enclosed copies of this letter, and then returning one to the undersigned.

                                   Very truly yours,

                                   CYRK, INC.

                                   By /s/ Robert Siemering
                                     -----------------------------------
                                      Robert Siemering, President

     Agreed to and Accepted:

     SIMON WORLDWIDE, INC.

     By /s/ Terrence J. Wallock
       --------------------------
       Name: Terrence J. Wallock
       Title: Gen. Counsel

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